SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release Fourth Quarter 2017

In 4Q17, Brazil’s #1 airline achieved a 13% EBIT margin – the highest in 6 years – while growing net revenues by 12%

Operating income for the quarter doubled, reaching R$388 million

São Paulo, March 7, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its consolidated results for the fourth quarter of 2017 (4Q17) and for full year 2017. All information is presented in accordance with IFRS, in Brazilian Reais (R$), and all comparisons are with the fourth quarter of 2016 (4Q16) and with full year 2016, respectively, unless otherwise stated.

Summary

Significantly improved operating indicators: for the quarter, RPKs increased by 8.0% (from 9.2 billion in 4Q16 to 9.9 billion in 4Q17), mainly due to a 6.2% increase in the number of passengers. GOL achieved this strong growth in demand despite its continued focus on pricing; average yield per passenger increased by 3.1% in the quarter compared to 4Q16, reaching 26.36 cents (R$). Supply growth remained conservative, with ASKs increasing 3.5% compared to 4Q16 (driven by a 1.6% increase in take-offs and a 1.8% stage-length expansion). As a result, the average load factor in 4Q17 grew 3.4pp compared to 4Q16, reaching 81.0%.

For full year 2017, RPKs increased by 3.6% (primarily due to a 4.8% higher stage-length), with yields growing by 2.2%; ASKs increased by only 0.8%. Load factor was 79.7%, 2.2 pp increase compared to 2016.

GOL remained the industry leader in flight punctuality, with 92.5% of flights on-time in 4Q17 and 94.6% in 2017 according to Infraero.

Strong revenue growth: the combination of higher demand and improved pricing resulted in net revenue for the quarter of R$3.0 billion, an increase of 11.8% compared to 4Q16. For full-year 2017 the figure was R$10.6 billion, 7.2% higher than the prior year. GOL’s current 2018 guidance is for net revenue of approximately R$11 billion.

Controlled cost environment: total CASK in 4Q17 was 21.21 cents (R$), just 1.4% higher than in 4Q16, in spite of a less benign jet fuel environment. GOL remains the cost leader in South America for the 17th consecutive year.

Continued margin expansion: GOL’s EBIT margin continued to expand, reaching 13.0% in 4Q17, the highest fourth-quarter indicator since 2011 and a 5.6 pp improvement over 4Q16. Operating income (EBIT) in 4Q17 was R$388.0 million, an increase of 95.7% compared to 4Q16.

For full year 2017, EBIT margin was 9.4%, a growth of 2.3 pp compared to 2016, and the operating income reached R$1.0 billion. GOL’s current 2018 guidance is for an EBIT margin of approximately 11%.

EBITDA margin was 17.8% in 4Q17 and 14.1% in 2017, a growth of 5.8 pp q-o-q and 2.5 pp y-o-y. EBITDAR margin was 25.5% in 4Q17 and 23.0% in 2017, an increase of 9.0 pp q-o-q and 1.3 pp y-o-y.

Balance sheet strengthening: net debt (excluding perpetual bonds) to LTM EBITDA was 3.0x in 4Q17, improving both versus the 3Q17 (3.4x) and the 4Q16 (4.2x). Total liquidity, including cash, financial investments, restricted cash and accounts receivable, totaled R$3.2 billion, an increase of 51% versus 9/30/17 and up 66% versus 12/31/16. The combination of GOL’s credit rating upgrades, successful notes offering, tender offers/redemptions and improved cash liquidity substantially increased the Company’s financial flexibility while decreasing its blended cost of debt and increasing the average maturity of the Company’s indebtedness. On January 30, 2018, GOL subsidiary GOL Finance priced an additional issue (re-tap offering) in the amount of US$150 million of its Senior Notes due in 2025, with a coupon of 7.0% per year.

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

GOL is providing preliminary guidance for 2019 on page 14 of this document.

Management’s Comments on Results

We remain committed to providing the best flight experience to our customers, with a focus on high-quality, on time service. We were the airline with the lowest proportion of complaints registered at ANAC in 2017: only 7 for every 100,000 passengers transported. Additionally, according to Infraero, in 4Q17 we maintained our on-time leadership in Brazil for the 19th consecutive quarter, with 92.5% of GOL’s flights (over 60,000) taking off on schedule.

“We expect to continue to drive our efficiency and technology advantage this year, as well as incorporating the new Boeing 737 MAX 8s in the second half of 2018. With a range of up to 6,500 km, the new 737 MAX 8 aircraft will allow GOL to offer non-stop flights from Brazil to any destination in Latin America, as well as to our recently announced destinations in Florida,” commented Paulo Kakinoff, CEO.

GOL began the sale of tickets to Miami and Orlando, its first destinations in the United States, in January of 2018. The new service will be flown by our new Boeing 737 MAX 8 aircraft, and will start on November 4th of this year, with departures from Brasília and Fortaleza; these cities were chosen for their privileged geographic locations and connectivity with other GOL markets. Customers will have at their disposal all the convenience and comfort already offered on the Company's flights, including in-flight internet and entertainment, leather seats with ample leg room, and free on-board drinks and meals.

“We remain focused on offering the best experience in air transportation, providing exclusive services to our customers on new, modern aircraft that connect our main markets with the most convenient schedules. Over 100 aircraft in our fleet have already been retrofitted with eco-leather seats, and more than 80 have on-board Wi-Fi. We also offer our customers selfie check-in, GOL+Conforto seats, and an expanded menu of on-board products, while remaining a low-fare leader. We recently launched live on-board television on our entertainment platform, which is the most complete and modern in Latin America and also offers on-demand internet and a free entertainment catalog,” concluded Kakinoff.

Financially, we continue to focus on reducing our cost of financing and improving our liquidity profile. In December 2017, through our subsidiary GOL Finance, we successfully completed a US$500 million issuance of Senior Notes maturing in 2025, with a 7.00% coupon. In 4Q17, our net debt (ex-perpetual bonds) to LTM EBITDA ratio improved to 3.0x, and our total liquidity increased to R$3.2 billion.

“During 2017, we were upgraded by all three major rating agencies. Fitch and S&P raised our credit rating twice, ending the year at B, stable outlook, and B-, positive outlook, respectively. In December, Moody's upgraded GOL’s corporate credit rating by four notches to B2, stable outlook. This is clear evidence that the market has now begun to acknowledge GOL’s improved credit profile, the result of the successful right-sizing and capital structure optimization plan that the Company has executed in recent years,” said Richard Lark, CFO.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

We were lowest cost airline in the region for the 17th consecutive year, a result of our simplified operation with a single, standardized fleet (lower crew costs, intelligent spare parts management and best-in-class maintenance), and our lean and productive operations with reduced fixed costs. 4Q17 aircraft utilization was 12.4 block hours per day (an increase of 5.4% over 4Q16), and our load factor increased by 3.4 pp, reaching 81.0%, while our breakeven load factor decreased by 1.5 p.p. to 70.5%. "Our efficiency and cost advantage ensure our position as #1 airline in Brazil,” Richard concluded.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Operational and Financial Indicators

Traffic data – GOL	4Q17	4Q16	% Var.	2017	2016	% Var.
RPK GOL – Total	9,896	9,161	8.0%	37,230	35,928	3.6%
RPK GOL – Domestic	8,879	8,230	7.9%	33,246	32,031	3.8%
RPK GOL – International	1,017	931	9.2%	3,984	3,897	2.2%
ASK GOL – Total	12,213	11,800	3.5%	46,694	46,329	0.8%
ASK GOL – Domestic	10,863	10,568	2.8%	41,459	41,104	0.9%
ASK GOL – International	1,350	1,232	9.6%	5,235	5,226	0.2%
GOL Load Factor – Total	81.0%	77.6%	3.4 p.p	79.7%	77.5%	2.2 p.p
GOL Load Factor - Domestic	81.7%	77.9%	3.9 p.p	80.2%	77.9%	2.3 p.p
GOL Load Factor - International	75.3%	75.6%	-0.3 p.p	76.1%	74.6%	1.5 p.p
Operating data	4Q17	4Q16	% Var.	2017	2016	% Var.
Average Fare (R$)	303.23	288.96	4.9%	283.73	265.21	7.0%
Revenue Passengers - Pax on board ('000)	8,606	8,106	6.2%	32,380	32,623	-0.7%
Aircraft Utilization (block hours/day)[5]	12.4	11.7	5.4%	12.1	11.2	8.1%
Departures	64,910	63,860	1.6%	250,654	261,514	-4.2%
Total Seats (‘000)	10,872	10,697	1.6%	41,953	43,640	-3.9%
Average Stage Length (km)	1,103	1,084	1.8%	1,094	1,043	4.8%
Fuel Consumption (mm liters)	364	350	4.1%	1,379	1,391	-0.9%
Full-time Employees (at period end)	14,532	15,261	-4.8%	14,532	15,261	-4.8%
Average Operating Fleet[6]	111	112	-1.3%	109	117	-6.9%
On-time Departures	92.5%	94.0%	-1.5 p.p	94.6%	94.8%	-0.2 p.p
Flight Completion	98.8%	98.3%	0.4 p.p	98.5%	94.2%	4.3 p.p
Passenger Complaints (per 1000 pax)	1.62	1.73	-6.3%	1.45	1.99	-27.4%
Lost Baggage (per 1000 pax)	2.09	2.15	-3.2%	2.06	2.23	-7.6%
Financial data	4Q17	4Q16	% Var.	2017	2016	% Var.
Net YIELD (R$ cents)	26.36	25.57	3.1%	24.67	24.14	2.2%
Net PRASK (R$ cents)	21.35	19.85	7.6%	19.67	18.72	5.1%
Net RASK (R$ cents)	24.38	22.58	8.0%	22.65	21.30	6.3%
CASK (R$ cents)[4]	21.21	20.93	1.4%	20.53	19.79	3.7%
CASK ex-fuel (R$ cents)[4]	14.47	15.17	-4.6%	14.35	13.97	2.7%
Breakeven Load Factor	70.5%	72.0%	-1.5 p.p	72.3%	72.1%	0.2 p.p
Average Exchange Rate [1]	3.2466	3.2953	-1.5%	3.1925	3.4878	-8.5%
End of period Exchange Rate [1]	3.3080	3.2591	1.5%	3.3080	3.2591	1.5%
WTI (avg. per barrel. US$) [2]	55.30	49.29	12.2%	50.85	43.44	17.1%
Price per liter Fuel (R$) [3]	2.26	1.94	16.4%	2.09	1.94	8.1%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.46	0.38	22.1%	0.41	0.33	24.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Including results on the return of aircraft under finance lease contracts, sale-leaseback transactions and tax regularization program expenses; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; 5. and 6. Average operating fleet excluding sub-leased aircraft and those under MRO.

*Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

In this quarter, GOL’s domestic supply increased by 2.8% over 4Q16. Demand increased by 7.9% in 4Q17, and load factor reached 81.7%, an increase of 3.9 p.p. when compared to 4Q16.

In 2017, domestic supply expanded 0.9% in comparison to 2016, while demand had an increase of 3.8% in the same period. Load factor improved by 2.3 p.p, reaching 80.2% in 2017.

GOL transported 8.1 million domestic passengers in the quarter, representing an increase of 6.8% when compared with the same period in 2016. The Company is the leader in terms of transported passengers in Brazil’s domestic aviation market.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

International market - GOL

GOL’s international supply increased by 9.6% in the quarter compared to 4Q16. In 2017, The Company showed an increase of 0.2% when compared to 2016.

International demand increased 9.2% in 4Q17 when compared to 4Q16 and was up 2.2% in for 2017 when compared to 2016. International load factors in 4Q17 were 75.3%, decreasing 0.3 p.p. over 4Q16. In 2017, load factors reached 76.1%, a growth of 1.5 p.p. in relation to 2016. During the quarter, GOL transported 0.5 million passengers in the international market, an increase of 6.5% when compared to the fourth quarter of 2016.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 64,910, an increase of 1.6% in 4Q17 over 4Q16. Flights totaled 250,654 departures for 2017, down 4.2% when compared to 2016, due to the rationalization of our network carried out in May 2016.

The total number of seats available to the market was 10.9 million in the fourth quarter of 2017, an increase of 1.6% over the same period of 2016. In 2017, the total number of seats was 42.0 million seats, a decrease of 3.9% over 2016.

PRASK, Yield and RASK

Net PRASK increased by 7.6% in the quarter when compared to 4Q16, reaching 21.35 cents (R$), due to the growth of net passenger revenue of 11.4% in the quarter. In 2017, net PRASK reached 19.67 cents (R$), an increase of 5.1% compared to 2016.

Our Net RASK was 24.38 cents (R$) in 4Q17, an increase of 8.0% over 4Q16. In 2017, it was 22.65 cents (R$), an increase of 6.3% over the same period of 2016.

Net yield increased by 3.1% in 4Q17 compared to 4Q16, reaching 26.36 cents (R$), largely due to the 4.9% increase in our average fare. In 2017, net yield increased by 2.2% when compared to 2016, reaching 24.67 cents (R$).

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

        Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	4Q17	4Q16	% Var.	2017	2016	% Var.
Net operating revenues	2,978.3	2,664.0	11.8%	10,576.0	9,867.3	7.2%
Passenger	2,608.2	2,342.3	11.4%	9,185.8	8,671.4	5.9%
Cargo and Other	370.1	321.7	15.0%	1,390.2	1,195.9	16.2%
Operating Costs and Expenses	(2,590.5)	(2,469.3)	4.9%	(9,586.8)	(9,169.5)	4.6%
Salaries, wages and benefits	(433.2)	(480.3)	-9.8%	(1,708.1)	(1,656.8)	3.1%
Salaries, wages and benefits - Operations	(311.4)	(299.6)	3.9%	(1,224.4)	(1,188.1)	3.1%
Salaries, wages and benefits - Other	(121.8)	(180.7)	-32.6%	(483.7)	(468.7)	3.2%
Aircraft fuel	(822.9)	(678.7)	21.2%	(2,887.7)	(2,695.4)	7.1%
Taxes on aircraft fuel	(127.4)	(112.4)	13.3%	(455.8)	(439.3)	3.7%
Aircraft Fuel (ex-taxes)	(695.4)	(566.3)	22.8%	(2,431.8)	(2,256.1)	7.8%
Aircraft rent	(227.1)	(120.4)	88.6%	(939.7)	(996.9)	-5.7%
Sales and marketing	(186.1)	(168.5)	10.4%	(590.8)	(556.0)	6.3%
Landing fees	(176.2)	(170.7)	3.2%	(664.2)	(687.4)	-3.4%
Passenger costs	(112.1)	(100.9)	11.2%	(437.0)	(461.8)	-5.4%
Services Provided	(264.9)	(199.6)	32.7%	(874.7)	(753.5)	16.1%
Maintenance materials and repairs	(58.1)	(203.3)	-71.4%	(368.7)	(593.1)	-37.8%
Depreciation and amortization	(143.6)	(121.9)	17.8%	(505.4)	(447.7)	12.9%
Other	(166.3)	(225.0)	-26.1%	(610.3)	(320.9)	90.2%
Equity Income	0.3	3.4	-91.7%	0.5	(1.3)	NM
Operating Result (EBIT)	388.0	198.2	95.7%	989.8	696.5	42.1%
EBIT Margin	13.0%	7.4%	5.6 p.p	9.4%	7.1%	2.3 p.p
Financial Results	(422.6)	(163.6)	158.3%	(918.8)	664.9	NM
Interest on loans	(153.6)	(173.9)	-11.7%	(727.3)	(787.7)	-7.7%
Gains from financial investments	48.2	30.9	55.7%	119.9	152.7	-21.5%
Exchange and monetary variations	(230.7)	(27.2)	748.2%	(70.5)	1,376.5	NM
Derivatives net results	(13.9)	38.6	NM	(5.7)	(156.8)	-96.4%
Other expenses (revenues) net	(72.6)	(32.0)	126.6%	(235.1)	80.2	NM
Income (Loss) before income taxes	(34.6)	34.6	NM	71.0	1,361.4	-94.8%
Pre-tax Income Margin	-1.2%	1.3%	NM	0.7%	13.8%	-13.1 p.p
Income Tax	98.5	(64.8)	NM	307.2	(259.1)	NM
Current income tax	(42.2)	(68.7)	-38.6%	(239.8)	(257.9)	-7.0%
Deferred income tax	140.6	3.9	3,535.6%	547.1	(1.1)	NM
Net income (loss)	63.9	(30.2)	NM	378.2	1,102.4	-65.7%
Net Margin	2.1%	-1.1%	NM	3.6%	11.2%	-7.6 p.p
Minority Interest	58.1	72.7	-20.0%	359.0	252.7	42.1%
Net income (loss) after minority interest	5.7	(102.9)	NM	19.2	849.6	-97.7%
Net Margin after minority interest	0.2%	-3.9%	NM	0.2%	8.6%	-8.4 p.p
Earnings per Share (EPS) after minority interest R$	0.02	(0.30)	NM	0.06	2.45	-97.8%
Weighted average shares outstanding MM	347.7	347.2	0.1%	347.7	347.2	0.1%
Earnings per ADS Equivalent in US$	0.01	(0.90)	NM	0.03	1.41	-97.5%
Weighted average ADSs outstanding MM	173.9	173.6	0.1%	173.9	173.6	0.1%

* Certain calculations may not match due to rounding.

Net revenue

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Net revenue in 4Q17 reached R$3.0 billion, an increase of 11.8% when compared to 4Q16, with RPKs increasing by 8.0%, from 9,161 million in 4Q16 to 9,896 million in 4Q17. International passenger revenue totaled R$389.8 million, or 13.1% of total net revenue for the quarter, when compared to the R$342.1 million registered in the same period of 2016.

Cargo revenues and others, which comprises; cargo, revenues from Smiles Program, franchise and excess baggage, represented R$370.1 million in 4Q17, an increase of 15.0% compared to 4Q16. The increase in demand for cargo services is related to the improvement in Brazil’s economic activity.

Load factor increased by 3.4 p.p. to 81.0% in the quarter, due to higher demand growth compared to the increase in ASKs.

Average fares increased by 4.9%, from R$289 to R$303, due to an increase in passenger revenue of 11.4%. In 2017, the average fare reached R$284, a growth of 7.0% compared to 2016.

Operating expenses

      The total CASK grew by 1.4%, compared to 4Q16, from 20.93 cents (R$) to 21.21 cents (R$), mainly reflecting mainly the increase in the price per liter of jet fuel. CASK ex-fuel decreased 4.6% when compared to 4Q16, due to lower maintenance, materials and repairs and lower salaries, wages and benefits, partially offset by an increase in the purchase of products and tickets for Smiles customers and reimbursements from flights cancellations.

Operating expenses per ASK, ex-fuel, decreased by 4.6% to 14.47 cents (R$). The breakeven load factor decreased by 1.5 p.p., reaching 70.5% vs. 72.0% in 4Q16, due to yield growth of 3.1% in the quarter. The breakdown of GOL’s operating costs and expenses is as follows:

Operating expenses (R$ MM)*	4Q17	4Q16	% Var.	2017	2016	% Var.
Salaries, wages and benefits	(433.2)	(480.3)	-9.8%	(1,708.1)	(1,656.8)	3.1%
Salaries, wages and benefits - Operations	(311.4)	(299.6)	3.9%	(1,224.4)	(1,188.1)	3.1%
Salaries, wages and benefits - Other	(121.8)	(180.7)	-32.6%	(483.7)	(468.7)	3.2%
Aircraft fuel	(822.9)	(678.7)	21.2%	(2,887.7)	(2,695.4)	7.1%
Taxes on aircraft fuel	(127.5)	(112.4)	13.3%	(455.9)	(439.3)	3.7%
Aircraft Fuel (ex-taxes)	(695.4)	(566.3)	22.8%	(2,431.8)	(2,256.1)	7.8%
Aircraft rent	(227.1)	(120.4)	88.6%	(939.7)	(996.9)	-5.7%
Sales and marketing	(186.1)	(168.5)	10.4%	(590.8)	(556.0)	6.3%
Landing fees	(176.2)	(170.7)	3.2%	(664.2)	(687.4)	-3.4%
Passenger costs	(112.1)	(100.9)	11.2%	(437.0)	(461.8)	-5.4%
Services	(264.9)	(199.6)	32.7%	(874.7)	(753.5)	16.1%
Maintenance, materials and repairs	(58.1)	(203.3)	-71.4%	(368.7)	(593.1)	-37.8%
Depreciation and Amortization	(143.6)	(121.9)	17.8%	(505.4)	(447.7)	12.9%
Other operating expenses	(166.3)	(225.0)	-26.1%	(610.3)	(320.9)	90.2%
Total operating expenses¹	(2,590.5)	(2,469.3)	4.9%	(9,586.8)	(9,169.5)	4.6%
Operating expenses ex- fuel¹	(1,767.6)	(1,790.5)	-1.3%	(6,699.1)	(6,474.1)	3.5%
Operating expenses per ASK (R$ cents)	4Q17	4Q16	% Var.	2017	2016	% Var.
Salaries, wages and benefits	(3.55)	(4.07)	-12.9%	(3.66)	(3.58)	2.3%
Salaries, wages and benefits - Operations	(2.55)	(2.54)	0.4%	(2.62)	(2.56)	2.2%
Salaries, wages and benefits - Other	(1.00)	(1.53)	-34.9%	(1.04)	(1.01)	2.4%
Aircraft fuel	(6.74)	(5.75)	17.1%	(6.18)	(5.82)	6.3%
Taxes on aircraft fuel	(1.04)	(0.95)	9.5%	(0.98)	(0.95)	2.9%
Aircraft Fuel (ex-taxes)	(5.70)	(4.80)	18.6%	(5.20)	(4.87)	6.9%
Aircraft rent	(1.86)	(1.02)	82.2%	(2.01)	(2.15)	-6.5%
Sales and marketing	(1.52)	(1.43)	6.7%	(1.27)	(1.20)	5.4%
Landing fees	(1.44)	(1.45)	-0.3%	(1.42)	(1.48)	-4.1%
Passenger costs	(0.92)	(0.85)	7.4%	(0.94)	(1.00)	-6.1%
Services	(2.17)	(1.69)	28.2%	(1.87)	(1.63)	15.2%
Maintenance, materials and repairs	(0.48)	(1.72)	-72.4%	(0.79)	(1.28)	-38.3%
Depreciation and amortization	(1.18)	(1.03)	13.8%	(1.08)	(0.97)	12.0%
Other operating expenses	(1.36)	(1.91)	-28.6%	(1.31)	(0.69)	88.7%
CASK¹	(21.21)	(20.93)	1.4%	(20.53)	(19.79)	3.7%
CASK excluding fuel expenses¹	(14.47)	(15.17)	-4.6%	(14.35)	(13.97)	2.7%

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

¹ Including results on the return of aircraft under finance lease contracts, sale-leaseback transactions and tax regularization program expenses.

* Certain variation calculations in this report may not match due to rounding.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Aircraft fuel per ASK increased by 17.1% compared to 4Q16 to 6.74 cents (R$), mainly due to a 16.4% increase in the price of the fuel liter and higher total consumption in liters.

Salaries, wages and benefits per ASK decreased by 12.9% to 3.55 cents (R$) over 4Q16, mainly due to a 4.8% reduction in total employees and the lower cost of provision for profit sharing.

Aircraft rent per ASK increased by 82.2% in relation to 4Q16, to 1.86 cents (R$), mainly due to the reversal of a provision for rent reduction accounted for during the last quarter of 2016. Without this effect, rental costs would have increased by 4.3% in the quarterly comparison.

Sales and marketing per ASK increased 6.7% in relation to 4Q16, to 1.52 cent (R$), impacted by the increase in costs with sales incentives and with the new campaign #NOVAGOL.

Landing fees per ASK decreased by 0.3% compared to 4Q16 to 1.44 cents (3.2% in nominal terms), due to the increase in departures by 1.6% in the quarter, partially offset by the increase of ASK by 3.5% in the quarter.

Passenger costs increased 7.4% in relation to 4Q16, to 0.92 cents (R$) (11.2% in nominal terms), due to the increase in expenses related to reimbursement of tickets, accommodation and flights cancellations.

Services Provided per ASK increased by 28.2% in relation to 4Q16, to 2.17 cents (R$) (32.7% in nominal terms), mainly due to increased purchases of products and tickets from partnership companies to be redeemed in the Smiles program.

Maintenance materials and repairs per ASK fell by 72.4% in relation to 4Q16, to 0.48 cents (R$) (-71.4% in nominal terms), due to higher efficiency in maintenance processes, a reduction the capitalization of maintenance costs for APUs and landing gear, and lower costs for checks for aircraft returns.

Depreciation and amortization per ASK increased 13.8% in relation to 4Q16, to 1.18 cents (R$) (17.8% in nominal terms), due to the depreciation of maintenance with capitalized engines.

Other expenses per ASK decreased 28.6% to 1.36 cents (R$) compared to 1.91 cents (R$) in 4Q16,
(-26.1% in nominal terms), due to the non-recurring cost with write-off of property, plant and equipment and intangible assets that occurred in 4Q16.

Operating result

Operating income (EBIT) in the fourth quarter was R$388.0 million, an increase of 95.7% compared to the same period in 2016. In terms of operating margin, 4Q17 had a margin of 13.0%, an increase of 5.6 p.p. in relation to 4Q16. On a per available seat-kilometer basis, EBIT was 3.18 cents (R$) in 4Q17, compared to 1.68 cents (R$) in 4Q16 (increase of 89.1%).

EBITDA in 4Q17 totaled R$531.6 million in the period, an increase of 66.1% over 4Q16. The impact of the increase in RASK 1.80 cent (R$) and 0.28 cent (R$) increase in CASK resulted in an increase in EBITDA per available seat-kilometer to 4.35 cents (R$) in 4Q17, increase of 1.64 cents (R$) compared to 4Q16.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

EBITDAR in 4Q17 totaled R$758.7 million in the period, an increase of 72.3% over 4Q16. On a per available seat-kilometer basis, EBITDAR was 6.21 cents (R$) in 4Q17, compared to 3.73 cents (R$) in 4Q16 (an increase of 66.4%).

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

EBITDAR Calculation (R$ cents/ASK)	4Q17	4Q16	% Var.	2017	2016	% Var.
Net Revenues	24.38	22.58	8.0%	22.65	21.30	6.3%
Operating Expenses	(21.21)	(20.93)	1.4%	(20.53)	(19.79)	3.7%
EBIT	3.18	1.68	89.1%	2.12	1.50	41.0%
Depreciation and Amortization	(1.18)	(1.03)	13.8%	(1.08)	(0.97)	12.0%
EBITDA	4.35	2.71	60.4%	3.20	2.47	29.7%
EBITDA Margin	17.8%	12.0%	5.8 p.p	14.1%	11.6%	2.5 p.p
Aircraft Rent	(1.86)	(1.02)	82.2%	(2.01)	(2.15)	-6.5%
EBITDAR	6.21	3.73	66.4%	5.21	4.62	12.8%
EBITDAR Margin	25.5%	16.5%	9.0 p.p	23.0%	21.7%	1.3 p.p

¹ 2017 full-year includes R$107 million non-recurring expenses from Tax Regularization Program; * Certain calculations may not match due to rounding.

Operating Margins (R$ MM)	4Q17	4Q16	% Var.	2017	2016	% Var.
EBIT	388.0	198.2	95.7%	989.8	696.5	42.1%
EBIT Margin	13.0%	7.4%	5.6 p.p	9.4%	7.1%	2.3 p.p
EBITDA	531.6	320.1	66.1%	1,495.2	1,144.2	30.7%
EBITDA Margin	17.8%	12.0%	5.8 p.p	14.1%	11.6%	2.5 p.p
EBITDAR	758.7	440.5	72.3%	2,434.9	2,141.2	13.7%
EBITDAR Margin	25.5%	16.5%	9.0 p.p	23.0%	21.7%	1.3 p.p

¹ 2017 full-year includes R$107 non-recurring expenses from Tax Regularization Program; * Certain calculations may not match due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	4Q17	4Q16	% Var.	2017	2016	% Var.
Net income (loss)	63.9	(30.2)	NM	378.2	1,102.4	-65.7%
(-) Income taxes	98.5	(64.8)	NM	307.2	(259.1)	NM
(-) Net financial result	(422.6)	(163.6)	158.3%	(918.8)	664.9	NM
EBIT	388.0	198.2	95.7%	989.8	696.5	42.1%
(-) Depreciation and amortization	(143.6)	(121.9)	17.8%	(505.4)	(447.7)	12.9%
EBITDA	531.6	320.1	66.1%	1,495.2	1,144.2	30.7%
(-) Aircraft rent	(227.1)	(120.4)	88.6%	(939.7)	(996.9)	-5.7%
EBITDAR	758.7	440.5	72.3%	2,434.9	2,141.2	13.7%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses; * Certain variation calculations in this report may not match due to rounding

Net financial result

Net financial expense was R$422.6 million, an increase of R$259.0 million compared to 4Q16. Interest expense decreased R$20.3 million versus 4Q16, to R$153.6 million. Net income from derivatives decreased R$52.5 million over 4Q16, mainly due to lower gains from hedging operations.

|   Interest expense totaled R$153.6 million in 4Q17, a decrease of 11.7% over 4Q16. In 2017, interest expenses totaled R$727.3 million, a reduction of 7.7% when compared to 2016.

|   Net exchange and monetary variation totaled a loss of R$230.7 in 4Q17, due to the devaluation of the Brazilian Real vs. the US Dollar (final exchange rate for the period), which depreciated from R$3.2591 at December 31, 2016 to R$3.3080 at December 31, 2017.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

|   Gains from financial investments totaled R$48.2 million in 4Q17, an increase of 55.7% over 4Q16, explained by higher gains on financial investments and investment funds.

|   Net result of derivatives was a negative result of R$13.9 million in 4Q17, in comparison to a positive result of R$38.6 million in 4Q16.

|   Other financial expenses totaled a negative result of R$72.6 million in 4Q17, in comparison to a negative R$32.0 million in 4Q16, result of expenses from the issuance of Senior Notes due 2025 and payments related to the tender offer for the Senior Notes due 2020 and Senior Notes due 2022.

Hedge result

The Company uses hedge accounting to account for some of its derivative instruments. In 4Q17, GOL registered a loss of R$8.1 million from hedge operations.

Results (R$ million) 4Q17	Fuel	Interest Rates	Total
Subtotal - Designated for Hedge Accounting	-	(3.3)	(3.3)
Subtotal – Not Designated for Hedge Accounting	(4.8)	-	(4.8)
Total	(4.8)	(3.3)	(8.1)
OCI (net of taxes, on December 31, 2017)*	35.5	(114.8)	(79.3)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow

Results (R$ million) 4Q17	Fuel	Interest Rates	Total
Financial Result	(13.4)	(2,8)	(16.2)
Operating Result	8.6	(0.5)	8.1
Total	(4.8)	(3.3)	(8.1)

|   Fuel: fuel hedge operations were made through derivative contracts of call options and "zero cost collars" (calls bought and puts sold) tied to the WTI, and totaled a loss of R$4.8 million in 4Q17.

|   Interest: swap operations to protect the cash flow of contracted leases, whose installments to be paid are exposed to the volatility of the Libor rate until receiving aircraft, totaled losses of R$3.3 million in 4Q17.

Income tax

On March 10th and September 19th of 2017, our subsidiary GLA subscribed the Tax Regularization Program (PRT), which allowed the partial settlement of taxes with tax losses. In March, the payment option chosen by GLA was the reduction of 76% of the debt with the use of tax credits on tax losses and the payment of 24% of the debt in 24 monthly installments adjusted by the SELIC rate from the month of subscription. In September 2017, to pay 5% of total debt in five monthly installments and the remaining amount with tax losses carryforward after reducing interest by 90% and fines by 70%. For most of its debits, GLAI chose to pay 20% of total debt in three installments and the remainder in 36 monthly installments, reducing interest by 50%, fines by 80% and legal charges by 100%. As a result, the Company used tax loss carryforwards for an amount of R$225.0 million, which was recorded in net income for the period.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Income tax in the fourth quarter of 2017 totaled R$98.5 million (positive), due to an increase of R$140.6 million in deferred income tax.

On July 1, 2017, Smiles S.A merged into Smiles Fidelidade S.A, and, based on financial projections, recognized income tax on tax losses and social contribution on deferred negative basis, totaling R$193.0 million.

GLA has tax credits on net operating loss carryforwards of approximately R$1.4 billion. In view of recent events in Brazil, economic instability, fluctuations in the U.S. dollar exchange rate and other variables that affected the projections of future results, GLA did not recognize a deferred tax asset in relation to its total net operating loss carryforwards. The Company (GLAI) has tax credits of R$62.5 million, of which R$58.7 million are related to tax loss carry forwards and R$3.8 million related to temporary differences, with realization supported by GOL’s long-term plan.

Net income and Earnings per Share (EPS)

In 4Q17, net income (after minority interest) recorded R$5.7 million, representing a positive margin of 0.2%, compared to a net loss of R$102.9 million recorded during 4Q16. During 4Q17, we had the higher negative exchange rate variation, expenses related to the issuance of 7.0% Senior Notes due 2025, and payments related to the Tender Offer of our Senior Notes due 2020 and Senior Notes 2022.

For 2017 net income was R$19.2 million with a net margin of 0.2%, compared to a profit of R$849.6 million and a net margin of 8.6% in the previous year. In 2016, GOL accounted gains from exchange variation of R$1.4 billion, while in 2017, exchange variation losses were R$70.5 million.

(R$ MM)	4Q17	4Q16	% Var.	2017	2016	% Var.
Net income (loss)	63.9	(30.2)	NM	378.2	1,102.4	-65.7%
Minority Interest	58.1	72.7	-20.0%	359.0	252.7	42.1%
Net income (loss) after minority interest	5.7	(102.9)	NM	19.2	849.6	-97.7%
Weighted average shares outstanding	347.7	347.2	0.1%	347.7	347.2	0.1%
EPS in R$ before minority interest	0.18	(0.09)	NM	1.09	3.17	-65.7%
EPS in R$ after minority interest	0.02	(0.30)	NM	0.06	2.45	-97.8%
Weighted average ADS outstanding	173.9	173.6	0.1%	173.9	173.6	0.1%
Earnings per ADS in US$ before min. interest	0.11	(0.26)	NM	0.68	1.82	-62.6%
Earnings per ADS in US$ after min. interest	0.01	(0.90)	NM	0.03	1.41	-97.5%

¹ Non-onerous transfer of preferred shares related to the premiums granted to the beneficiaries under the Company's Restricted Share Plan ("Plan"), after the vesting period, as defined in the Plan.

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Earnings per share after minority interest were positive R$0.02 in 4Q17 and positive R$0.06 for the year of 2017. The number of shares used for calculation was 347,718,938 in 4Q17 and 347,242,172 in 4Q16, considering the ratio of 35 common shares per preferred share.

Net income reported by ADS after the minority interest was US$0.01 in 4Q17 and US$0.03 for the year of 2017. The weighted average number of ADSs was 173.9 million in 4Q17 and 173.6 million in 4Q16, according to the current ratio of the number of preferred shares per ADS (2:1), effected in November, 2017.

Net income and Earnings per Share (EPS) adjusted

(R$ MM)	4Q17	4Q16	% Var.	2017	2016	% Var.
Adjusted net income (loss)	192.4	(30.2)	NM	506.7	1,102.4	-54.0%
Minority Interest	58.1	72.7	-20.0%	359.0	252.7	42.1%
Adjusted net income (loss) after minority interest	134.2	(0.1)	NM	147.7	3.2	4552.1%
Weighted average shares outstanding	347.7	347.2	0.1%	347.7	347.2	0.1%
Adjusted EPS in R$ before minority interest	0.55	(0.09)	NM	1.46	3.17	-54.1%
Adjusted EPS in R$ after minority interest	0.39	(0.30)	NM	0.42	2.45	-82.7%
Weighted average ADS outstanding	173.9	173.6	0.1%	173.9	173.6	0.1%
Adjusted Earnings per ADS in US$ before min. interest	0.34	(0.26)	NM	0.91	1.82	-49.9%
Adjusted Earnings per ADS in US$ after min. interest	0.24	(0.90)	NM	0.27	1.41	-81.1%

Excluding non-recurring expenses from financial results, adjusted earnings per share after minority interest were R$0.39 in 4Q17 and R$0.42 in 2017. Excluding non-recurring expenses from the financial result, the adjusted earnings per ADS after the minority interest was positive US$0.24 in 4Q17 and positive US$0.27 in 2017.

Smiles subsidiary – Results 4Q17

In 4Q17, net income from our Smiles loyalty program was R$123.0 million, with a net margin of 25.7%. Net revenue in 4Q17 grew 6.4% to R$478.3 million, compared to R$449.4 million recorded in 4Q16. Operating income was R$145.6 million, resulting in an operating margin of 30.4%, a decrease of 11.0 pp in the quarterly comparison, due to the increase in total costs, mainly with advertising, publicity and the redemption of miles by program participants, in addition to the reduction in net earnings from financial investments in investment funds.

The following table is a summary of the results of our Smiles subsidiary:

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Operating Data (billion)	4Q17	4Q16	% Var.	2017	2016	% Var.
Miles Accrual (ex-GOL)	21.2	12.7	66.9%	76.9	46.9	64.0%
Program Redemptions	18.4	11.7	57.3%	68.0	43.5	56.3%
Financial Information (R$ million)	4Q17	4Q16	% Var.	2017	2016	% Var.
Gross Revenues (ex-GOL)	482.1	429.0	12.4%	1,824.2	1,616.2	12.9%
Net Revenues	478.3	449.4	6.4%	1,804.1	1,548.1	16.5%
Operating Income	145.6	186.0	-21.7%	649.8	601.0	8.1%
Operating Margin	30.4%	41.4%	-11.0 p.p	36.0%	38.8%	-2.8 p.p
Net Income	123.0	161.6	-23.9%	760.6	548.3	38.7%
Net Margin	25.7%	36.0%	-10.3 p.p	42.2%	35.4%	6.8 p.p

Cash Flow

During 2017, total liquidity (comprised by cash, cash equivalents, short-term investments, restricted cash and accounts receivables) recorded an increase of R$1.3 billion (R$1.1 billion during 4Q17).

Operating activities generated R$629.9 million of cash in 4Q17, mainly due to increased operating profits, increase in air traffic liability and the increase in suppliers payable due to the lengthening of contractual payments terms.

Investment activities required R$362.8 million, mainly due to a higher volume of engine maintenance. Cash generated in financing activities was R$801.8 million, mainly due to the issuance of 7.0% Senior Notes due 2025 in the amount of R$1.6 billion, partially offset by the tender offers for Senior Notes due 2022 in the amount of R$707.1 million.

Net cash flow was positive R$267.1 million for the quarter.

Consolidated Cash Flow Summary (R$ mm) (1)	4Q17	4Q16	% Var.	3Q17	% Var.
Net Income (Loss) for the Period	63.9	(30.2)	NM	488.0	-86.9%
Adjustment of Non-Cash Items	582.6	523.0	11.4%	8.7	6,602.5%
Net Income (Loss) After Adjusting Non-Cash Items	646.5	492.8	31.2%	496.7	30.2%
Net Cash Provided to (Used in) Operating Activities	629.9	407.9	54.4%	620.3	1.5%
Net Cash Provided to (used in) Investment Activities	(362.8)	(234.6)	54.7%	(201.0)	80.5%
Net Cash Flow (1)	267.1	173.4	54.0%	419.3	-36.3%
Net Cash used in Financial Activities	801.8	(79.7)	NM	(71.7)	NM
Net Increase in Cash and Cash Equivalents	1,068.9	93.7	1,040.5%	347.6	207.5%
Cash beginning of period	1,156.3	1,148.1	0.7%	910.6	27.0%
Accounts receivable beginning of period	961.8	680.6	41.3%	859.9	11.8%
Cash end of period	2,250.5	1,162.2	93.6%	1,156.3	94.6%
Accounts receivable	936.5	760.2	23.2%	961.8	-2.6%
Total Liquidity	3,187.0	1,922.4	65.8%	2,118.1	50.5%

1-   Management cash flow: some items were reclassified for better presentation. The groups may not be comparable with the totals presented in our financial statements.

2-   Net cash flow = Net Income (Loss) After Adjusting Non-Cash Items + cash flow from operating activities + cash flow from investing activities.

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Capital Expenditures

Net capex in the quarter ended December 31 of 2017 was R$358.0 million, mainly due to the capitalization of engine maintenance in the period.

Total Fleet

Final	4Q17	4Q16	Var.	3Q17	Var.
Boeing 737-NGs	119	130	-11	120	-1
737-800 NG	92	102	-10	92	0
737-700 NG	27	28	-1	28	-1
By rental type	4Q17	4Q16	Var.	3Q17	Var.
Financial Leasing (737-NG)	31	34	-3	31	0
Operating Leasing (373-NG)	88	96	-8	89	-1

At the end of 2017, GOL was operating a fleet of 119 Boeing 737-NG aircraft. At the end of 2016, out of a total of 130 aircraft, GOL was operating 121 aircraft on its routes. Of the nine remaining aircraft, seven were in the process of being returned to lessors and two were sub-leased to other airlines.

GOL has 88 aircraft under operating leasing arrangements and 31 aircraft under financial leasing structures. 31 aircraft in the total fleet have a purchase option at the termination of their leasing contracts.

The average age of the fleet was 9.2 years at the end of 4Q17. In order to maintain this low average, the Company has 120 firm Boeing 737 MAX 8 acquisition orders for fleet renewal by 2028. The first Boeing 737 MAX aircraft is expected to be received by the Company in July 2018.

Fleet plan	2017	2018E	2019E	>2019E	Total
Operating Fleet (End of the year)	115	121	124
Aircraft Commitments (R$ million)*	-	-	1,117.6	43,972.8	45,090.4
Pre-Delivery Payments (R$ million)	-	316.2	773.3	5,374.1	6,463.6

                     * Considers aircraft list price

The Company maintains standards of excellence in its maintenance procedures, both with regards to its equipment and in the provision of services to other operators and to its partner Delta. This is supported through certifications by regulatory agencies including ANAC- National Civil Aviation Agency, the American regulatory agency FAA - Federal Aviation Administration and recently EASA - European Aviation Safety Agency, the aeronautical regulator of the European community. These certifications ratify the high standard and excellence in aircraft and component maintenance services that reaffirm GOL’s commitment to ensuring that its processes, manuals and maintenance training programs are in line with aviation global best practices.

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Liquidity and Indebtedness

As of December 31, 2017, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivables) of R$3.2 billion, an increase of R$1.1 billion over the cash position of September 30, 2017. Accounts receivables totaled R$936.5 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, which represents an increase of 23.2% versus 4Q16.

Liquidity (R$ MM)	4Q17	4Q16	% Var.	3Q17	% Var.
Cash, cash equivalents and restricted cash	2,250.5	1,162.2	93.6%	1,156.3	94.6%
Short-Term Accounts Receivable	936.5	760.2	23.2%	961.8	-2.6%
Total Liquidity	3,187.0	1,922.4	65.8%	2,118.1	50.5%
Total Liquidity as % of LTM Net Revenues	30.1%	19.5%	10.6 p.p	20.6%	9.5 p.p
Indebtedness (R$MM)	4Q17	4Q16	% Var.	3Q17	% Var.
Loans and Financings	1,813.8	1,457.7	24.4%	1,229.2	47.6%
Debt Issuance	3,518.4	2,975.7	18.2%	2,946.3	19.4%
Aircraft Rent	297.3	227.8	30.5%	273.2	8.8%
Aircraft Financing	1,476.2	1,718.0	-14.1%	1,472.1	0.3%
Total Loans and Financings	7,105.7	6,379.2	11.4%	5,920.8	20.0%
Short-Term Debt	1,162.9	835.3	39.2%	585.8	98.5%
Debt in US$	224.9	239.5	-6.1%	184.9	21.6%
Debt in BRL	419.0	54.7	665.8%	0.0	NM
Long-Term Debt	5,942.8	5,543.9	7.2%	5,335.0	11.4%
Debt in US$	1,609.9	1,391.1	15.7%	1,365.0	17.9%
Debt in BRL	617.3	1,010.1	-38.9%	1,010.6	-38.9%
Perpetual Notes	438.2	428.4	2.3%	419.7	4.4%
Accumulated Interest	98.9	142.7	-30.7%	45.6	116.8%
Operating Leases (off-balance)	5,148.9	6,246.7	-17.6%	5,133.1	0.3%
Debt and Leverage (R$ MM)	4Q17	4Q16	% Var.	3Q17	% Var.
Gross Debt ex-perpetual notes (R$ MM)	6,667.5	5,950.8	12.0%	5,501.2	21.2%
LTM Aircraft Rent x 7 years	6,578.2	6,978.6	-5.7%	5,831.2	12.8%
Gross Adjusted Debt[2] (R$ MM)	13,245.7	12,929.4	2.4%	11,332.4	16.9%
Cash (R$ MM)	2,250.5	1,162.2	93.6%	1,156.3	94.6%
Net Adjusted Debt[2] (R$ MM)	10,995.2	11,767.2	-6.6%	10,176.1	8.0%
% of debt in foreign currency	84.3%	83.3%	1.0 p.p	81.6%	2.7 p.p
% of debt in Short-Term	16.4%	13.1%	3.3 p.p	9.9%	6.5 p.p
% of debt in Long-Term	83.6%	86.9%	-3.3 p.p	90.1%	-6.5 p.p
Total of Loans and Financings	7,105.7	6,379.2	11.4%	5,920.8	20.0%
- Perpetual notes	438.2	428.4	2.3%	419.7	4.4%
- Cash, equivalents, short-term fin. investments and restricted cash	2,250.5	1,162.2	93.6%	1,156.3	94.6%
= Net Debt (ex-perpetual notes)	4,417.0	4,788.6	-7.8%	4,344.9	1.7%
LTM EBITDA	1,495.2	1,144.1	30.7%	1,283.7	16.5%
Net Debt (ex-perpetual notes)/LTM EBITDA	3.0 x	4.2 x	-1.2x	3.4 x	-0.4x
Adjusted Gross Debt2 / EBITDAR Annualized	5.4 x	6.0 x	-0.6x	5.4 x	0.0 x
Adjusted Net Debt2 / EBITDAR Annualized	4.5 x	5.5 x	-1.0x	4.8 x	-0.3x
Net Financial Commitments1 / EBITDAR Annualized	4.9 x	5.2 x	-0.3x	5.0 x	-0.1x

1 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Cash  /  2 - Debt (excluding perpetual notes) + LTM operational leasing expenses x 7; *Certain variation calculations in this report may not match due to rounding.

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Loans and financing

The Company registered total loans and financings in 4Q17 of R$7.1 billion (including finance leases), an increase of 20.0% versus 3Q17. The net debt/LTM EBITDA ratio (excluding perpetual notes) reduced to 3.0x for the period, compared to 3.4x in 3Q17. The average maturity of the Company's long-term debt in 4Q17, excluding aircraft financial leasing and perpetual notes, was 3.9 years, compared to 2.9 years in 3Q17.  GOL’s average interest rate was 9.09% for local-currency debt, compared to 10.74% in 3Q17, and 7.35% for Dollar-dominated debt, compared to 7.50% in 3Q17.

GOL continued a strategy of reducing its cost of debt and improving its liquidity profile during 4Q17. In December, through our subsidiary GOL Finance, we successfully completed the issuance of Senior Notes due 2025 in the amount of US$500.0 million, with a coupon of 7.00%. In addition, we partially acquired our 9.50% Senior Notes due 2020 and 8.875% Senior Notes 2022 through tender offers.

 Financial Debt amortization schedule 4Q17 (R$ MM)¹

(1)     As of January 31, 2018. Considers the issuance of tap offering of US$150 million and 2018, 2020, 2021, and 2028 Senior Notes calls.

Outlook

Financial Outlook	Full year 2017 Guidance	2017 Results	2018E Guidance	2019E1 Preliminary
Total fleet (average)	116	117	118	122 to 124
ASKs, System (% change)	+ 0.5%	+ 0.8%	1% to 3%	5% to 10%
- Domestic	+ 0.5%	+ 0.9%	0% to 3%	1% to 3%
- International	+ 0.2%	+ 0.2%	7% to 10%	30% to 40%
Seats, System (% change)	- 3%	- 3.9%	1% to 3%	3% to 5%
Departures, System (% change)	-5%	- 4.2%	1% to 3%	2% to 5%
Average load factor (%)	~ 79%	79.7%	79% to 80%	79% to 81%
Cargo and other revenues (R$ billion)	~ 1.4	1.4	~ 1.6	~ 2
Total net revenues (R$ billion)	~ 10.4	10.6	~ $11	~ 12
Non-fuel CASK (R$ cents)	~ 14	14.5	~ 15	~ 15
Fuel liters consumed (mm)	~ 1,370	1,379	~ 1,400	~ 1,440
Fuel price (R$ / liter)	~ 2.1	2.1	~ 2.2	~ 2.6
Aircraft rent (R$mm)	~ 950	940	~ 950	~ 1,000
EBITDA margin (%)	~ 14%	14.1%	~ 16%	~ 18%
Operating (EBIT) margin (%)	~ 9%	9.4%	~ 11%	~ 13%
Effective income tax rate (%)	-	N.M.	~ 0%	~ 0%
Capital expenditures[2] (R$mm)	~ 600	560	~ 600	~ 600
Net Debt2 / EBITDA (x)	~ 3.4x	3.0x	~ 3.0x	~ 2.5x
Fully-diluted shares outstanding (million)	347.7	347.7	347.7	347.7
Earnings per share – fully diluted[3](R$)	0.80 to 0.90	0.42	1.20 to 1.40	1.70 to 2.30
Fully-diluted ADS outstanding (million)	173.8	173.9	173.9	173.9
Earnings per ADS – fully diluted[3] (US$)	0.50 to 0.56	0.27	0.75 to 0.90	1.00 to 1.50

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

(1) 2019 figures do not consider IFRS 16;         (2) Excluding perpetual bonds;        (3) After participation of minority interest in Smiles S.A. Excluding non-recurring expenses from financial results.

Contacts

Email: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Site: www.voegol.com.br/ri

4Q17 Earnings Calls     Wednesday, March 7, 2018

Live webcast (www.voegol.com.br/ri)

In English 09:00 a.m. (US EDT) 11:00 a.m. (Brazil) Phone: +1 (412) 317-5453 Code: GOL Replay: +1 (412) 317-0088 Replay Code: 10115941	In Portuguese 09:30 a.m. (Brazil) 07:30 a.m. (US EDT) Phone: +55 (11) 3193-1001 | +55 (11) 2820-4001 Code: GOL Replay: +55 (11) 3193-1012 Replay Code: 1184140#

20	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Income statement (R$ MM)*	4Q17	4Q16	% Change
Net operating revenues
Passenger	2,608.2	2,342.3	11.4%
Cargo and Other	370.1	321.7	15.0%
Total net operating revenues	2,978.3	2,664.0	11.8%

Operating Expenses
Salaries, wages and benefits	(433.2)	(480.3)	-9.8%
Aircraft fuel	(822.9)	(678.7)	21.2%
Aircraft rent	(227.1)	(120.4)	88.6%
Passenger Costs	(112.1)	(100.9)	11.2%
Sales and marketing	(186.1)	(168.5)	10.4%
Landing fees	(176.2)	(170.7)	3.2%
Services Provided	(264.9)	(199.6)	32.7%
Maintenance materials and repairs	(58.1)	(203.3)	-71.4%
Depreciation and amortization	(143.6)	(121.9)	17.8%
Other	(166.3)	(225.0)	-26.1%
Total Operating Expenses	(2,590.5)	(2,469.3)	4.9%
Equity Income	0.3	3.4	-91.7%

Operating Income	388.0	198.2	95.8%

Financial Income (expense), net	(422.6)	(163.6)	158.3%

Income (Loss) before income taxes	(34.6)	34.6	NM
Current income tax	(42.2)	(68.7)	-38.6%
Deferred income tax	140.6	3.9	3,535.6%
Net income (loss) before minority interest	63.9	(30.3)	NM

Smiles’ Minority interest	58.1	72.7	-20.0%

Net income (loss) after minority interest	5.7	(102.9)	NM
EPS in R$ after minority interest	0.02	(0.30)	NM
Earnings per ADS in US$ after minority interest	0.01	(0.18)	NM
Number of shares at the end of the period MM	347.7	347.2	0.1%

*Certain variation calculations in this report may not match due to rounding.

21	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Income statement (R$ MM)*	2017	2016	% Change
Net operating revenues
Passenger	9,185.8	8,671.4	5.9%
Cargo and Other	1,390.2	1,195.9	16.2%
Total net operating revenues	10,576.0	9,867.3	7.2%

Operating Expenses
Salaries, wages and benefits	(1,708.1)	(1,656.8)	3.1%
Aircraft fuel	(2,887.7)	(2,695.4)	7.1%
Aircraft rent	(939.7)	(996.9)	-5.7%
Passenger Costs	(437.0)	(461.8)	-5.4%
Sales and marketing	(590.8)	(556.0)	6.3%
Landing fees	(664.2)	(687.4)	-3.4%
Services Provided	(874.7)	(753.5)	16.1%
Maintenance materials and repairs	(368.7)	(593.1)	-37.8%
Depreciation and amortization	(505.4)	(447.7)	12.9%
Other	(610.3)	(320.9)	90.2%
Total Operating Expenses	(9,586.8)	(9,169.5)	4.6%
Equity Income	0.5	(1.3)	NM

Operating Income	989.8	696.5	42.1%

Financial Income (expense), net	(918.8)	664.9	NM

Income (Loss) before income taxes	71.0	1,361.4	-94.8%
Current income tax	(239.8)	(257.9)	-7.0%
Deferred income tax	547.1	(1.1)	NM
Net income (loss) before minority interest	378.2	1,102.4	-65.7%

Smiles’ Minority interest	359.0	252.7	42.1%

Net income (loss) after minority interest	19.2	849.6	-97.7%
EPS in R$ after minority interest	0.06	2.45	-97.8%
Earnings per ADS in US$ after minority interest	0.03	1.41	-97.5%
Number of shares at the end of the period MM	347.7	347.2	0.1%

*Certain variation calculations in this report may not match due to rounding.

22	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Consolidated Balance Sheet (R$ 000)*	Dec 31, 2017	Dec 31, 2016	Var %

ASSETS	10,004,748	8,404,355	19.0%
Current Assets	3,344,998	2,080,714	60.8%
Cash and cash equivalents	1,026,862	562,207	82.6%
Short-term investments	955,589	431,233	121.6%
Trade receivables	936,478	760,237	23.2%
Inventories	178,491	182,588	-2.2%
Recoverable taxes	83,210	27,287	204.9%
Derivatives	40,647	3,817	964.9%
Other credits	123,721	113,345	9.2%
Non-Current Assets	6,659,750	6,323,641	5.3%
Deposits	1,163,759	1,188,992	-2.1%
Restricted cash	268,047	168,769	58.8%
Recoverable taxes	7,045	72,060	-90.2%
Deferred taxes	276,514	107,159	158.0%
Other noncurrent assets	-	4,713	NM
Investments	1,333	17,222	-92.3%
Property, plant and equipment	3,195,767	3,025,010	5.6%
Intangible assets	1,747,285	1,739,716	0.4%

LIABILITIES AND SHAREHOLDERS’ EQUITY	10,004,748	8,404,355	19.5%
Current Liabilities	5,750,045	4,848,742	18.6%
Short-term debt	1,162,872	835,290	39.2%
Suppliers	1,249,124	1,097,997	13.8%
Suppliers – forfaiting	78,416	-	NM
Salaries	305,454	283,522	7.7%
Taxes payable	134,951	146,174	-7.7%
Landing fees	365,651	239,566	52.6%
Air traffic liability	1,456,939	1,185,945	22.9%
Mileage program	765,114	781,707	-2.1%
Advances from customers	21,718	16,823	29.1%
Provisions	46,561	66,502	-30.0%
Derivatives	34,457	89,211	-61.4%
Operational leases	28,387	7,233	292.5%
Other current liabilities	100,401	98,772	1.7%
Non-Current Liabilities	7,323,649	6,912,364	5.9%
Long-term debt	5,942,795	5,543,930	7.2%
Suppliers	222,026	13,517	1,542.6%
Provisions	562,628	723,713	-22.3%
Mileage program	188,204	219,325	-14.2%
Deferred taxes	188,005	338,020	-92.7%
Taxes payable	66,196	42,803	54.7%
Operational leases	110,723	-	NM
Other noncurrent liabilities	43,072	31,056	38.7%
Shareholders' Equity	(3,068,946)	(3,356,751)	-13.4%
Capital Stock	3,082,802	3,080,110	0.1%
Share Issuance Costs	(155,618)	(155,618)	0.0%
Treasury shares	(4,168)	(13,371)	-68.8%
Capital reserves	88,762	91,399	-2.9%
Equity valuation adjustment	(79,316)	(147,229)	-46.1%
Share-based payments reserve	119,308	113,918	4.7%
Gain on change in investments	760,545	693,251	9.7%
Accumulated losses	(7,293,274)	(7,312,458)	-2.5%
Non-controlling interests	412,013	293,247	40.5%

*Certain variation calculations in this report may not match due to rounding.

23	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Consolidated Cash Flow (R$000)	4Q17	4Q16	% Var.
Net Income (loss) for the period	63,867	(30,183)	NM
Depreciation and amortization	143,554	121,910	17.8%
Allowance for doubtful accounts	19,879	(836)	NM
Provisions for legal proceedings	36,225	62,771	-42.3%
Provision for inventory obsolescence	2,203	-	NM
Deferred taxes	(140,619)	(3,868)	3,535.4%
Equity results	(284)	(3,435)	-91.7%
Share-based payments	3,680	3,573	3.0%
Exchange and monetary variations, net	248,173	(48,677)	NM
Interest on debt, leases and other obligation	132,784	192,213	-30.9%
Unrealized hedge	19,733	85,432	-76.9%
Provision for profit sharing	(2,402)	48,119	NM
Write-off of property, plant and equipment and intangible assets	106,470	50,458	111.0%
Losses from capital increase in associate	15,184	-	NM
Others provisions	(1,932)	16,232	NM
Adjusted net income	646,515	493,709	31.0%
Changes in operating assets and liabilities:
Trade receivables	6,919	(78,903)	NM
Short-term investments	(610,180)	55,202	NM
Inventories	13,238	(1,472)	NM
Deposits	(8,636)	(44,322)	-80.5%
Suppliers	(388,564)	315,433	NM
Suppliers - forfaiting	11,764	-	NM
Air traffic liability	85,422	24,483	248.9%
Mileage program	(6,447)	(21,384)	-69.9%
Advances from customers	(38,269)	(71,373)	-46.4%
Labor obligations	(45,693)	(38,265)	19.4%
Taxes and airport fees	16,712	(47,595)	NM
Tax obligations	97,302	395,614	-75.4%
Obligations arising from derivative transactions	8,094	(135,196)	NM
Provisions	(80,893)	(63,377)	27.6%
Operational leases	(6,239)	(75,538)	-91.7%
Other assets	(15,350)	83,088	NM
Interest paid	(92,245)	(45,107)	104.5%
Income taxes paid	(69,180)	(381,940)	-81.9%
Net cash flows from (used in) operating activities	(475,730)	363,057	NM
Sale of subsidiary’s interest, net of tax	8,854	-	NM
Short-term investments - Smiles	(47,361)	(105,505)	-55.1%
Restricted cash	(11,037)	136,117	NM
Advances of property, plant and equipment acquisition, net	12,765	82,901	-84.6%
Property, plant and equipment	171,814	(310,194)	NM
Intangible assets	(26,460)	(7,259)	264.5%
Net cash flows from (used in) investing activities	108,575	(203,940)	NM
Loan funding, net of issuance costs	1,574,886	-	NM
Repurchase of securities costs	(65,628)	(1,019)	6,340.4%
Loan payments	42,197	(24,466)	NM
Senior Notes redemption	(707,142)	-	0.0%
Finance lease payments	(35,370)	(36,304)	-2.6%
Dividends and interest on equity paid to non-controlling	(6,608)	(17,867)	-63.0%
Capital increase	1,515	-	NM
	(523)	-	NM
Share to issuance	(1,492)	-	NM
Net cash used in financing activities	801,835	(79,656)	NM
Foreign exchange variation on cash and cash	(10,023)	(933)	974.3%
Net increase (decrease) in cash and cash equivalents	424,657	78,528	440.8%
Cash and cash equivalents at beginning of the period	602,205	483,679	24.5%
Cash and cash equivalents at period end	1,026,862	562,207	82.6%
25	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Consolidated Cash Flow (R$000)	2017	2016	% Var
Net Income (loss) for the period	378,209	1,102,364	-65.7%
Depreciation and amortization	505,425	447,668	12.9%
Allowance for doubtful accounts	24,913	9,806	154.1%
Provisions for legal proceedings	158,263	189,244	-16.4%
Provision for inventory obsolescence	3,059	-	NM
Deferred taxes	(547,059)	1,114	NM
Equity results	(544)	1,280	NM
Share-based payments	14,849	13,524	9.8%
Exchange and monetary variations, net	95,132	(1,149,616)	NM
Interest on debt, leases and other obligation	566,902	682,188	-16.9%
Unrealized hedge	8,639	82,990	-89.6%
Provision for profit sharing	65,573	56,238	16.6%
Write-off of property, plant and equipment and intangible assets	145,855	181,308	-19.6%
Write off over investments	15,184	-	NM
Loss capital increase in associate	-	1,368	NM
Others provisions	-	16,232	NM
Effect from redemption of debt	-	(286,799)	NM
Adjusted net income	1,434,400	1,348,909	6.3%
Changes in operating assets and liabilities:
Trade receivables	(198,370)	(307,574)	-35.5%
Short-term investments	(353,231)	83,062	NM
Inventories	1,038	16,648	-93.8%
Deposits	46,388	(323,641)	NM
Suppliers	(202,462)	204,184	NM
Suppliers - forfaiting	76,157	-	NM
Air traffic liability	270,994	(20,710)	NM
Advances from customers	(47,714)	9,374	NM
Labor obligations	4,895	3,364	45.5%
Mileage program	(43,641)	(23,351)	86.9%
Taxes and airport fees	126,085	(74,090)	NM
Tax obligations	460,980	257,464	79.0%
Obligations arising from derivative transactions	(32,310)	(13,384)	141.4%
Provisions	(270,970)	(253,643)	6.8%
Operational leases	131,877	(158,994)	NM
Other assets	18,157	64,220	-71.7%
Interest paid	(528,398)	(606,405)	-12.9%
Income taxes paid	(221,122)	(226,500)	-2.4%
Net cash flows from (used in) operating activities	672,753	(21,067)	NM
Disposal of subsidiary's interest, net of tax	68,163	-	NM
Short-term investments - Smiles	(171,174)	(45,651)	275.0%
Restricted cash	(100,835)	542,107	NM
Capital increase in subsidiary	-	(3,439)	-100.0%
Advances for purchase of property, plant and equipment	68,679	536,444	-87.2%
Property, plant and equipment	(370,438)	(409,709)	-9.6%
Intangible assets	(55,449)	(29,656)	87.0%
Dividends and interest received from stakeholders’ equity	1,249	1,993	-37.3%
Net cash flows from (used in) investing activities	(559,805)	592,089	NM
Loan funding, net of issuance costs	1,898,738	(27,249)	NM
Repurchase of securities costs	(65,628)	(520,519)	140.8%
Loan payments	(274,480)	-	-47.3%
Senior Notes early redemption	(707,142)	(342,791)	0.0%
Financial Leasing payments	(239,092)	(171,829)	-30.3%
Dividends and interest equity paid to non-controlling	(254,892)	-	48.3%
Capital increase	2,692	(395)	NM
Shares issuance costs	(523)	(27,249)	32.4%
Net cash used in financing activities	359,673	(1,062,783)	NM
Foreign exchange variation on cash and cash	(7,966)	(18,364)	-56.6%
Net increase (decrease) in cash and cash equivalents	464,655	(510,125)	NM
Cash and cash equivalents at beginning of the period	562,207	1,072,332	-47.6%
Cash and cash equivalents at period end	1,026,862	562,207	82.6%
27	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

29	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2017

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 64 destinations, 53 in Brazil and 11 in South America and the Caribbean, on a fleet of 119 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

30	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.